Exhibit (a)(1)(P)

SCRIPT OF VIDEO
FOR STOCK OPTION EXCHANGE PROGRAM

Speakers:

#1 Stan Sword

#2 Jim Hayes

Stan:  Good morning. Thanks for joining me today. My name is Stan Sword and I’m the vice president of Sprint’s Total Rewards group. I have some important information about a special Stock Option Exchange Program here at Sprint.

We announced on March 29 we submitted a proposal in our 2010 Proxy Statement for a stock option exchange program. I’m pleased to confirm that last week our shareholders gave us the necessary approval to implement this program. This program provides eligible employees an opportunity — on a completely voluntary basis — to exchange certain stock options that are underwater for new options to be granted at the close of the exchange program at the then-current market price.

Before I get started, let me emphasize that this video for employees who are eligible to participate in the program is meant to supplement much more detailed information that’s available to you, including information in the Offer to Exchange document that we filed with the SEC on Monday, May 17. The Offer to Exchange is available on the special website that you’ll be using to make your election to exchange your eligible options if you choose to do so. I strongly encourage you to read these documents carefully.

Now, to get you started, I’m going to spend the next 15 minutes or so reviewing the following information:

•	I’ll talk just briefly about what led us to the decision to offer this program.

•	I’ll review some of the basics on how the exchange program will work; and

•	I’ll work through some next steps, including a review of what you’ll need to do in order to participate in the exchange program.

Also, with me today is Jim Hayes, Director of Compensation, who will walk through the dedicated website that will be used to evaluate choices and make elections.

We clearly recognize that there are a lot of details here, and we want to make sure that you have all the information necessary to make the right decision about whether to exchange your eligible options. Therefore, information on this program will be available in one place on the secure website, which is hosted by Stock & Option Solutions. Stock & Option Solutions, affectionately known as SOS, is the vendor we have engaged to help us administer this program.

So now let’s talk a few minutes about why we’re offering the Stock Option Exchange Program. The main reason for the exchange program is that we want your stock options to do what we originally intended for them to do — retain and motivate you and the over nine thousand other employees who are eligible to participate in the exchange program. We know you have been working very hard over the years to help Sprint Nextel complete our turnaround and we want you to share in the financial rewards when the turnaround is reflected in stock price appreciation.

I want to take a minute here to note that stock option exchange programs are not new — but they have become much more common and accepted in the marketplace as many companies just like us have suffered dramatic declines in their stock price over the last couple of years. Companies like Starbucks, Motorola, Intel, Google and over 200 other companies have offered exchange programs to help restore the original intent of their stock option compensation, just like we’re doing.

Another important reason for this program is that we want to reinforce the alignment of your financial interests with the interests of our shareholders. Putting some of our compensation at risk in the form of stock options shows our investors that we have some skin in the game. It demonstrates our commitment to increase our stock price over the long term by delivering consistently strong business results.

The last two reasons our Compensation Committee has approved this program are also important for our shareholders. Because of the carefully computed “exchange ratios,” which I’ll talk more about later, the new options granted will minimize accounting expense to the company, compared to what would be charged if a supplemental equity grant had been made.

Finally, the exchange program will reduce the number of outstanding options, which in turn will reduce future shareholder dilution. If all the eligible options were tendered, nearly 30 million eligible options would be cancelled and exchanged for approximately 8 million new options.

So now let’s take a closer look at some of the exchange program highlights.

I’ll walk through a lot more detail on some of these in upcoming slides, but in a nutshell, this program is a limited-time opportunity

•	to exchange eligible stock options

•	for new stock options granted

•	at an exercise price that is

•	equal to the closing market price of Sprint stock on the date that the new options are granted, which we anticipate to be shortly after June 16 when the exchange is expected to close.

The exchange program applies only to underwater stock options that meet certain criteria, which we will refer to as “eligible options” during this program, and does not apply at all to Sprint shares, restricted stock, restricted stock units or performance units.

The exchange program is a value-for-value, not a one-for-one, exchange. This means the number of new options you would receive will be considerably fewer in number than those you surrender, based on the exchange ratios. I’ll explain more about exchange ratios in a minute. But for now, let me point out that the reason for these ratios is that it takes fewer new options to match the fair value of the options surrendered and, as I just mentioned, having a “value-neutral” exchange is in line with our shareholders’ interests and an important factor in gaining their approval of this program.

The exchange program is completely voluntary. You make a choice to exchange all, some, or none of your eligible options, but you cannot exchange only a portion of any one grant.

You have the opportunity to make this choice from May 17 through June 16. You will be using an online website that we have provided to all participants. For anyone without access to the Internet, a paper election process is available.

So now let’s talk about who’s eligible to participate. The exchange program is open to employees of Sprint Nextel Corporation or one of our wholly-owned U.S. subsidiaries.

Only employees as of the exchange period opening day, May 17, and through the end of the exchange program on June 16 are eligible. This means if you are not an employee on June 16, any elections you may have made during the offering period will be cancelled and you will keep your existing options.

You must also be employed on the grant date of the new options to be eligible to receive them. Again, that’s expected to be as soon as possible, likely the next business day, after the exchange closes on June 16.

And, of course, only those employees holding eligible options, which I’ll describe in a minute, are eligible to exchange options.

Current board members, former employees (even retirees or those who are at Clearwire or vendors like Ericsson) and our 2010 proxy statement named executive officers are not eligible to participate.

Now let’s look at which options are eligible. Only certain options are eligible to be included in the exchange program. In addition, only options that have an exercise price above a certain price based on a formula approved by the shareholders are eligible for exchange — this has resulted in a floor price for this program of $6.55. Options with a strike price below that are not eligible for the exchange program.

Both vested and unvested options that meet the above criteria are eligible to be exchanged, but only the outstanding portion of those eligible grants that have not been exercised may be exchanged. This program is not retroactive to any portions of grants that you have already exercised.

And, finally, only options that are still outstanding as of the end of the exchange program are eligible. So, even if an option was eligible as of the beginning of the exchange program, if it expires before the end of the exchange program — for example, as a result of you resigning your employment — the option would not be exchanged, and your existing option would remain subject to its terms.

So now let’s talk a little bit about these “exchange ratios” I mentioned before. Remember, the design of this program is to provide you generally the same value in the form of new options replacing your existing options. Your eligible options are “underwater”, meaning their strike price is significantly above the current market price of Sprint stock and therefore have a relatively low fair value. The new options will have a higher fair value because they will have a lower strike price equal to fair market value of Sprint Stock on the date of grant. So, fewer new options are required to provide you the same fair value as your eligible options. The ratio of the number of eligible options to the number of new options is the “exchange ratio.”

You may be wondering what we mean by fair value. It’s derived from a very detailed calculation using what is called the Black-Scholes valuation methodology. All of this is detailed in the Offer to Exchange document that’s posted on the website. And if you’re curious about that, I strongly encourage you to read that portion of document.

Suffice it to say that the primary factors that drive the calculation of the exchange ratio are the strike price and the remaining exercise period of the eligible options compared to that of the new options.

We have set up our program to be relatively simple and rather than each different underwater option having a separate exchange ratio, we have grouped options together into two tiers.

As you can see from this slide, the first tier, with strike prices of $6.55 to $13.17, have a 2:1 exchange ratio and the second tier, with strike prices of $13.18 and above have a 4.5:1 exchange ratio.

So, for example, if you have an eligible option with a strike price of $44.89 the 2nd tier applies. And let’s say that option is to purchase 1,000 shares of Sprint stock. The 2nd tier exchange ratio is 4.5: 1, so that means if you elect to exchange that eligible option, the new option would be to purchase 222.222 shares. Now, because we don’t grant options to purchase fractional shares, we will round down to the next whole number of shares, so in this example, your new option would be to purchase 222 shares.

As another example, if you have an eligible option with a strike price of $10.76, the 1st tier applies. And let’s say that option is to purchase 1000 shares of Sprint stock. The 1st tier exchange ratio is 2: 1, so that means if you elect to exchange that option, the new option would be to purchase 500 shares. No rounding would be necessary.

Finally, let me briefly describe the new options that will be granted in exchange for any eligible options you elect to surrender. New options are expected to be granted as soon as practical after the exchange period closes on June 16th.

New options will be granted with an exercise price equal to the closing price of our stock on that day of grant.

The new options will also have a new two-year vesting period, vesting 50 percent on each anniversary of the grant date. This means you generally must be an employee on the vesting dates in order to be able to exercise the applicable portion of the option. So you’ll notice in a minute that if you make a decision to exchange an option that was granted, for instance, in 2003, that’s fully vested today, the new option will not fully vest until summer of 2012.

These new options will expire seven years after the grant date. You’ll notice that eligible option grants you hold, which have a 10-year term and were granted in 2007 or earlier, are scheduled to expire in early 2017 or sooner. So, receiving a new option would essentially extend the life of your existing options, because the new options won’t expire, generally as long as you continued to be employed, until summer of 2017.

I also want to point out that there may be some other unique differences to the terms of the new options that will be granted to those of the eligible options you might choose to surrender.

Some of these differences are highlighted in the Offer to Exchange, but I encourage you to carefully study the terms of your eligible option award agreement or other applicable documents before making your elections.

That sums up how the exchange program works. So before I invite Jim to review the website we’ve set up for the exchange program, let me review a few key points. The exchange period runs through June 16. So if you decide you want to exchange any of your eligible options, we must receive your election to do so, primarily via the SOS website, before 11 p.m. Central time on June 16.

New options are expected to be granted as soon as practical after that, using the closing price of Sprint’s stock on that day as the exercise price.

And, remember, all the new options will have a new vesting period of 50 percent at the end of each of the next two years after the grant date of the new options.

A few notes on where to go for more information. You’ll see in a minute you can obtain all the documents that you or your financial advisor will need to reference about the exchange program on the SOS website. I think you’ll find the program documentation to be very comprehensive and thorough and have all the information that you need in order to make your decision. I strongly encourage you to read these documents and review them with your own tax or financial advisors, as you deem appropriate.

We also have a call center staffed by our SOS partners so that you can get answers to your questions about how the program works, and that number is here on this slide — 800-864-7096, or you can email them at sprint@sos-team.com. The call center hours are posted on the Sprint Stock Option Exchange Program Website.

So now let me introduce Jim Hayes who is Director of Compensation He will review the website for you.

Jim:  Thank you, Stan. I’ll turn to the first screen shot to get started.

The first screen that you are looking at is the login screen. This is what you will see when you click on the link for the website in the email you received announcing this program. You will need to enter your login ID and temporary password that were described in your announcement e-mail (or letter, if you were on leave). Your login ID is your Sprint e-mail address and your temporary password is the two-digit month and four-digit year of your birth date.

After you log in for the first time, or after a password reset, the website will prompt you to customize your password. In order to do that, you will need to re-enter your log-in ID, your old password, and your customized new password, twice, and then click on “Update.” This completes the process and stores your customized password.

After that, you are taken to the home page of the website. Let me point out here that if you happen to forget your customized password, or if your account gets locked because you enter an incorrect password too many times, a reset screen will allow you to answer a security question and then you will receive a new temporary password emailed to your Sprint email address. From there, you may re-enter the site, and re-customize your password.

Make sure to read the welcome text at the top of the screen. It gives some high-level instructions on how to navigate the website. You will notice that there are three main boxes: “Learn,” “Make My Election,” and “Need Help.” The “Learn” box contains links to all of the terms and conditions of the exchange.

Please make sure to review all of the material in this box, including all of the legal information, before you make a decision regarding your eligible options. So, for example if you click on “Offer to Exchange,” the link will take you directly to the document filed with the SEC.

All of the documents are in pdf format, so if you do not have Adobe Acrobat installed on your computer, you will be directed to the Adobe website, where you can download and install that program for free. From any pdf document, you can navigate back to the website page you were on by exiting out of or minimizing the pdf document.

Now let’s review the “Make My Election” section. You can see that it will tell you in this box how many days are remaining to make your election. If you click on “Make/Change My Election,” you will be taken directly to the first of four steps you need to go through before your election is complete.

This first page is Step 1 of 4. Make sure to read the text on the left of the screen. There are also links back to stored official documents to ensure that you have reviewed all of the material before making your election.

If you scroll down in Step 1, you can see the table that lists all of the details of your eligible options. This person has two eligible options for the exchange, and you can see on the right-hand side that the election for each option defaults to “No” so make sure to select “Yes” for each one of your eligible options that you want to surrender for exchange.

Before you make your elections, I want to again point out the links in the “Learn” section of this page as well as the Home Page. There you will find a link to the Summary Term Sheet in the Offer to Exchange, which is in an easy-to-understand question and answer format. You will also find a link to the sample Award Agreement containing the terms of the New Options. And, finally, you will find a link to an easy-to-use “break-even calculator.”

The break-even calculator will allow you to determine the “break-even price” for an eligible option and new option. The resulting number is the Sprint stock price at which the realized values for both your eligible option and a new option are equal. Your realized value is the pre-tax gain you would have on exercising an option and immediately selling the shares purchased.

Let’s walk through how this works. You can see that there is a drop-down to select each of your eligible options and do the calculations for each one. So, Step 1 is to select a Grant ID. Once you do that, you can see that the calculator automatically populates the corresponding exercise price, number of shares for that eligible option, your corresponding exchange ratio and the corresponding number of new option shares.

The next step is for you to enter the hypothetical price of the new option. This will be where you estimate the Sprint closing market price on the grant date of the new option at the end of the exchange. In this example, we estimated a strike price of $4.35. (Remember, the strike price for the new option will be the closing price of our stock on the grant date, which is expected to be as soon as practical after the exchange program ends. And, as a caveat, please remember all of the numbers we will use here are simply for illustration purposes only and not a prediction or guarantee of any future stock price) Then you can click “Calculate” and the break-even price for that option will populate.

As you can see, for this eligible option, at this hypothetical strike price for the new option, the break-even stock price is $17.17.

There’s also a feature, if you scroll down, to calculate the value of an eligible option and a corresponding new option at a hypothetical future stock price, based on the estimated strike price you entered in Step 2. So for Step 3, we have entered $12 as an example future stock price.

You then click “Calculate,” and you can see that, based on a hypothetical $12 future Sprint stock price, the eligible option would have a realized value of $1,713.68, and the realized value of the new option would be $5,286.15.

This next example illustrates using $20 as a different future hypothetical stock price. You can see that the calculator gives you for the eligible option a realized value of $12,769.68, and for the new option a realized value of $10,814.15.

You can also click the “Reset” icon here to reset all the values and select a new grant ID from the drop-down menu. And, don’t forget to review all of the terms and conditions for use of the break-even calculator.

Once you’ve done that, you are ready to return to the election page and make your election for each of your options. This example shows an election of “Yes” for the first eligible option and “No” for the other one. If at this stage, you decide you’re not sure you’re ready to make your election, you can click “Cancel,” and the website will take you back to the home page.

But, if you’re ready to click on “Review My Election,” you are taken to Step 2 of 4. Here, you review your elections to make sure that these are the elections you want to make. If they are not, you will click on “Cancel” and the website will take you back to the Step 1 page. If the elections are the ones you want to make, you will click “Continue.”

Step 3 of 4 is to agree or disagree to the terms and conditions of the exchange program. One thing that I wanted to mention here is that you will not have to go into the UBS website in order to accept your new option Award Agreement after the exchange program closes. That is accomplished through accepting the terms and conditions in this Step 3.

You will notice that there is a “Print” button at the bottom of this window to bring up a printer-friendly version of this text so you can review it at your leisure. If you disagree with the terms and conditions, or decide not to make your elections at this point, click “Cancel” and the website will take you back to the previous screen, you will not make the elections that you had selected previously, and you can change your elections or logout to come back at a later time.

You can also see that the website confirms your e-mail address. This is important because once you select “I Agree,” it will send the confirmation e-mail to the e-mail address that was just displayed.

After clicking “I Agree,” the site moves you to Step 4 of 4.

This is “Print Election Confirmation.” This step allows you to print the election confirmation for your records. Click on “Print a Confirmation,” and it will bring up a printer-friendly version of your final election confirmation.

There will also be a final confirmation e-mail after the exchange program ends that will be sent out to detail your elections and the grant price of new options if you elected to exchange your existing options.

Back on the home page, the last box that we will review is “Need Help?” This gives you the phone number, e-mail address and hours of operation for the Stock and Options Solutions Call Center in case you have any questions about the website or the exchange program. And you can also see at the top of the screen that it will tell you when the exchange program expires, as Stan mentioned, which is scheduled to be June 16, 2010 at 11 p.m. Central time.

This concludes the demonstration of the website, and I will turn it back over to Stan.

Stan:  Thank you, Jim

As you can see, the website is pretty intuitive and easy to maneuver. There is lots of information posted where you can access it.

Let me sum up with a few brief reminders:

•	The exchange program is scheduled to end on Wednesday, June 16, at 11 p.m. Central time.

•	There are no exceptions to the deadline.

•	No one from Sprint, including HR, Legal, Tax or your manager, Stock & Option Solutions or any other entity related to this program is permitted to provide any advice, so we encourage you to consult with your own advisors about your decision

•	Your election must be received by us through the website (or via the paper form if that is applicable to you) by this deadline.

•	Now that you have this information, feel free to visit the website we showed you, carefully evaluate your choices and make your elections.

We are pleased to provide you with the opportunity to exchange your underwater options for new options with a strike price to be set at FMV on the close of the exchange. We sincerely appreciate your contribution to Sprint’s turnaround and wish you continued success.

Thanks again for your time.